VERTEX PHARMACEUTICALS INCORPORATED
130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242
TEL. 617.444.6100 • FAX 617.444.7117
http://www.vrtx.com

May 20, 2011

Delivered via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Attn:       Jeffrey Riedler

Johnny Gharib

Re:          Vertex Pharmaceuticals Incorporated

Form 10-K

Filed February 17, 2011

File No. 000-19319

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Vertex Pharmaceuticals Incorporated (the “Company”) in a letter dated May 11, 2011.  The comments are reproduced below together with the Company’s responses to those comments.

Form 10-K, filed February 17, 2011

Corporate Collaborations, page 13

Comment 1:

1.     We note your response to prior comment 1 regarding your collaboration agreement with CFFT.  We also note that in your disclosure in your 8-K (filed April 7, 2011) as provided in Exhibit A of your response letter, you state, “CFFT may terminate its funding obligations under the April 2011 Amendment in certain circumstances, in which case there will be a proportional adjustment to the royalty rates and commercial milestones for certain corrector compounds.”  Section 4.4 of the original agreement also states that CFFT will be obligated to pay Vertex “clinical trial commencement milestones.”  We note that VX-770 and VX-809 have already commenced clinical trials, and that VX-661 may potentially commence clinical trials in the future.  Please provide proposed disclosure to be included in future filings regarding aggregate milestone payments you have received to date and future aggregate milestones you may receive under the collaboration agreement with CFFT.  Please integrate this disclosure with the disclosure you provided in your Form 8-K filed April 7, 2011 which included the information we requested in our prior comment regarding the agreement with CFFT.  Also, please confirm that you will include the entire disclosure in future filings including your next Form 10-K.

Response 1:

For collaboration agreements that contain milestone payments that are material in amount, such as the Company’s agreement with Janssen Pharmaceutica, N.V., the Company customarily includes both aggregate milestone payments received to date and potential future aggregate milestone payments.  The Company does not believe the collaboration agreement with CFFT contains material milestone payments.  Section 4.4 of the original agreement (captioned “Clinical Trial Commencement Milestone”), which is referenced in the Staff’s comment above, relates to a milestone that was payable with respect to the first drug candidate to be evaluated in a clinical trial involving human subjects.  This milestone payment of $1.5 million was earned in 2006 when the Company commenced the first clinical trial to evaluate VX-770.  The collaboration agreement with CFFT, as amended, does not contain any other milestone payments payable by CFFT with respect to VX-770, VX-809, VX-661 or any future drug candidates that may be identified as part of the collaboration.

In order to clarify its disclosure regarding the CFFT collaboration agreement, the Company proposes to include the following disclosure:

“In 2006, the Company received a $1.5 million milestone payment from CFFT.  There are no additional milestones payable by CFFT to the Company pursuant to the collaboration agreement, as amended.”

The Company confirms that it will provide the entire disclosure that was contained in the Form 8-K referenced above, together with the disclosure proposed in this Response 1 in (i) its Quarterly Report on Form 10-Q for the three months ending June 30, 2011, (ii) its Annual Report on Form 10-K for the year ending December 31, 2011 and (iii) in other future filings in which the Company provides detailed disclosure regarding the Company’s collaboration agreement with CFFT.

Comment 2:

2.     We note your response to prior comment 2 that in your Quarterly report on Form 10-Q for the quarter ended March 31, 2011, you will incorporate by reference as an exhibit the Research and Development Agreement (the “Lilly Agreement”) between Eli Lilly and the Company.  Please confirm that you will incorporate by reference the Lilly Agreement in your next Form 10-K as well.

Response 2:

The Company confirms it will incorporate the Lilly Agreement by reference in its Annual Report on Form 10-K for the year ending December 31, 2011.

Please contact me at 617-444-6417 in the event that you have any questions or concerns with respect to this matter.

Very truly yours,

/s/ Kenneth S. Boger

Kenneth S. Boger
Senior Vice President and Chief Legal Officer